Filed pursuant to Rule 433

Registration No. 333-216541

(To Prospectus dated March 13, 2017 and

Preliminary Prospectus Supplement dated

March 26, 2019)

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the Ontario Securities Commission and with the US Securities and Exchange Commission. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document where required by applicable law.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors and tax consequences relating to the securities offered, before making an investment decision. Investing in the Notes involves risks. See the “Risk Factors” sections of the Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus.

CANADIAN IMPERIAL BANK OF COMMERCE

US$1,000,000,000 3.100% Senior Notes due 2024

Pricing Term Sheet

March 26, 2019

Issuer:	Canadian Imperial Bank of Commerce (the Bank)

Pricing Date:	March 26, 2019

Settlement Date:	April 2, 2019 (T+5)

Issuer Ratings:	Aa2/A+/AA- (Stable/Stable/Stable) (Moody’s/S&P/Fitch)

Expected Issue Ratings*:	A2/BBB+/AA- (Stable/Stable/Stable) (Moody’s/S&P/Fitch)

Joint Book-Running Managers:	Barclays Capital Inc. CIBC World Markets Corp. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Co-Managers:

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

HSBC Securities (USA) Inc.

UBS Securities, LLC

Deutsche Bank Securities Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

Aggregate Principal Amount Offered:	US$1,000,000,000

Coupon (Interest Rate):	3.100%

Maturity Date:	April 2, 2024

Benchmark Treasury:	2.375% due February 29, 2024

Benchmark Treasury Price / Yield:	100-26 3⁄4 / 2.195%

Spread to Benchmark Treasury:	92 basis points

Yield to Maturity:	3.115%

Price to Public:	99.931% of the principal amount plus accrued interest, if any, from April 2, 2019

Interest Payment Dates:	April 2 and October 2 of each year, commencing on October 2, 2019

Bail-inable Notes:	The Notes are bail-inable notes and subject to conversion in whole or in part—by means of a transaction or series of transactions and in one or more steps—into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. For a description of the Canadian bank resolution powers and related risk factors attaching to investment in the Notes, see information under the headings “Description of Notes—Special Provisions Related to Bail-in Regime” and “Risk Factors” in the prospectus supplement relating to the Notes.

Sales into Canada:	Sales are only permitted into Ontario pursuant to the Canadian prospectus supplement.

Use of Proceeds:	The net proceeds from the sale of the Notes will be added to the Bank’s funds and will be used for general corporate purposes.

CUSIP/ISIN:	13607G AP9 / US13607GAP90

*	Ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization.

The Bank has filed a registration statement (File No. 333-216541) (including a short form base shelf prospectus dated March 13, 2017) and a preliminary prospectus supplement dated March 26, 2019 (including the base shelf prospectus, the Prospectus) with the U.S. Securities and Exchange Commission (the SEC) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling CIBC World Markets Corp. toll-free at (800) 282-0822; Barclays Capital Inc. toll-free at (888) 603-5847; J.P. Morgan Securities LLC collect at (212) 834-4533; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322; or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

We expect that delivery of the Notes will be made against payment therefor on or about April 2, 2019, which is five business days following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on any date prior to two business days before delivery should consult their own advisor.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimer or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.